

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 17, 2024

Carlos Moreira
Chief Executive Officer
SEALSQ Corp
Craigmuir Chambers, Road Town
Tortola, British Virgin Islands 1110

> **Re: SEALSQ Corp**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 17, 2024**
> **File No. 333-278685**

Dear Carlos Moreira:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2024 letter.

Amendment No. 1 to Form F-1 filed May 17, 2024

BUSINESS
3. PROJECT SEALCOIN, page 85

1. Refer to prior comment 4 and to your revised disclosure that you plan to collaborate with the Hashgraph Association and Hedera to leverage its Decentralized Ledger Technology and provide certain expertise and access. Please confirm that you will disclose the material terms of any related agreement or collaboration when known.

2. Refer to prior comment 6, your revised disclosure and your response letter, particularly your statements that SEALCOIN is not a piece of hardware but would act as a component of the SEALSQ semiconductor verification process distinct from the actual semiconductor hardware and is intended to support an enhanced software layer that manages and secures interactions between these hardware elements. Please revise your Project SEALCOIN

disclosures on pages 85-87 to reflect this information or advise.

General

3. Refer to prior comment 1 and to your response that you are unable to provide the requested Section 2(a)(1) analysis until you complete certain research and development. We note your filing discusses SEALCOIN and the SEALCOIN project and your timeline is to complete SEALCOIN proof of concept in July 2024, and to complete the design of the associated SEALCOIN Service Platform and token in Q4 2024. We further note that many characteristics of SEALCOIN are currently known to you, including that you plan to have the SEALCOIN token traded on cryptocurrency trading platforms. Accordingly, we reissue the comment. Please respond to the comment to provide a full response and Securities Act Section 2(a)(1) analysis. Please note that how foreign regulators may characterize or otherwise treat a particular crypto asset is not relevant to the analysis under the U.S. federal securities laws. Please also note that various monikers, such as "cryptocurrency" or "utility token," have no meaning under the U.S. federal securities laws.

4. Refer to prior comment 2 and to your response letter. Although you have not finalized all features of the SEALCOIN token, it appears the risk still exists that once you have developed the SEALCOIN token, it could be determined to be a security for purposes of the federal securities laws of the United States. Please revise your filing regarding the SEALCOIN token you are developing to:

    •   Disclose the policies and procedures that you will use to determine whether SEALCOIN is a security for purposes of the federal securities laws of the United States, or is likely to be deemed a security, and specifically disclose that any determination that you make in that regard is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body.

    •   Include a risk factor related to such policies and procedures that addresses the specific risks inherent in any policies and procedures for determining that any crypto asset is not a security and describe the potential regulatory risks under the U.S. federal securities laws if SEALCOIN or any other crypto assets you create or hold are determined to be securities, such as whether the company could become subject to regulation under the Investment Company Act or as a broker-dealer under the Securities Exchange Act or involved in the unregistered offer and sale of securities under the federal securities laws.

5. We note your disclosure on page 121 that your selling securityholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing